SCHEDULE 13G
United Meridian Corporation
Common Stock $0.01 par value


Cusip # 910-865-10-4

Item 1:  Reporting Person - Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  1,110,504
Item 7:  -0-
Item 8:  1,110,504
Item 9:  1,110,504
Item 11: 3.1%
Item 12: IA



Cusip #: 910-865-10-4

Item 1:  Reporting Person - Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  709,196
Item 7:  -0-
Item 8:  709,196
Item 9:  709,196
Item 11: 2.0%
Item 12: IA



Cusip Number: 910-865-10-4

Item 1:  Reporting Person - Julian
H. Robertson, Jr.
Item 4:  U.S
Item 5:  -0-
Item 6:  1,819,700
Item 7:  -0-
Item 8:  1,819,700
Item 9:  1,819,700
Item 11: 5.1%
Item 12: IN


Item 1(a) United Meridian
Corporation

Item 1(b) 1201 Louisiana, Suite
1400, Houston, Texas  770025603

Item 2(a) This statement is filed on
behalf of Tiger Management
L.L.C.("TMLLC") and Tiger
Performance L.L.C. ("TPLLC").

Julian H. Robertson, Jr. is the
ultimate controlling person of TMLLC
and TPLLC.

Item 2(b) The address of each
reporting person is 101 Park Avenue,
New York, NY  10178

Item 2(c) Incorporated by reference
to item (4) of the cover page
pertaining to each reporting person.

Item 2(d) Common Stock $0.01 par
value

Item 2(e) 910-865-10-4

Item 3 TMLLC and TPLLC are
investment advisers registered under
Section 203 of the Investment
Advisers Act of 1940.

Item 4 Ownership as of  December 31,
1997 is incorporated by
reference to items (5) - (9) and
(11) of the cover page pertaining to
each reporting person.

Item 5 Not applicable

Item 6 Not applicable

Item 7 Not applicable

Item 8 Not applicable

Item 9 Not applicable

Item 10 By signing below, I certify
that, to the best of my knowledge
and belief, the securities referred
to above were acquired in the
ordinary course of business and were
not acquired for the purpose of and
do not have the effect of changing
or influencing the control of the
issuer of such securities and were
not acquired in connection with or
as a participant in any transaction
having such purpose or effect.
After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the information set
forth in this statement is true,
complete and correct.

February 13, 1998

TIGER MANAGEMENT L.L.C.


/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/ Nolan Altman
Under Power of Attorney dated
1/27/95 On File with Schedule 13G
for Kohl's Corp. 2/7/95.

AGREEMENT

The undersigned agree that
this Schedule 13G dated February 13,
1998 relating to shares of common
stock of United Meridian Corporation
shall be filed on behalf of each of
the undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By:  /s/ Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for Kohl's
Corp. 2/7/95